April 29, 2011

VIA EDGAR

Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SEC Staff Comments on Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 811-07953 and 333-17217)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on March 21, 2011 concerning Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 3, 2011, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 79 to the Trust’s Registration Statement on Form N-1A as filed with the SEC yesterday. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

PROSPECTUSES

1.	If the Trust intends to distribute a summary prospectus, please provide the staff with a draft of the Rule 498(b)(1)(v) legend that the Trust intends to use via an EDGAR correspondence filing.

The Trust’s proposed Rule 498(b)(1)(v) legend is as follows:

Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. The Portfolio’s current Prospectus and Statement of Additional Information (“SAI”), dated May 1, 2011, are incorporated by reference into this Summary Prospectus. You can find the Portfolio’s Prospectus, SAI and other information about the Portfolio online at www.axa-equitablefunds.com/allportfolios.aspx. You can also get this information at no cost by calling 1-888-222-2144 or by sending an e-mail request to service@axa-equitable.com. This Summary Prospectus is intended for use in connection with a variable contract as defined in Section 817(d) of the Internal Revenue Code (“Contracts”) and certain other eligible investors and is not intended for use by other investors.

Sonny Oh, Esq.

April 29, 2011

2.	Please confirm that the Trust will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

The Trust confirms that it will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

3.

As many of the Portfolios describe investments in derivative instruments, please review each Portfolio’s principal strategies and principal risk disclosures to ensure that the information is not generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

The Trust has reviewed the prospectus disclosure for each Portfolio that invests in derivative instruments as part of its principal investment strategy and confirms that the information is not generic or standardized and that it describes the derivative instruments that the Portfolio intends to utilize and associated principal risks.

4.	Investment Objective – Tactical Manager Portfolios

a.	Please revise the investment objective to remove the portion “by investing in” and the subsequent text. This is a strategy, not an objective.

Item 2 of Form N-1A requires a fund to “[d]isclose [its] investment objectives or goals” and permits a fund to identify “its type or category” (and provides a non-exclusive list of examples of fund types, such as money market funds and balanced funds). In response to Item 2, the risk/return summary for each AXA Tactical Manager Portfolio states that the investment objective of the Portfolio is to seek “to achieve long-term growth of capital with an emphasis on risk-adjusted returns and lower volatility over a full market cycle relative to traditional equity funds and equity market indexes, by investing in a combination of long and short positions” on the types of securities in which the particular Portfolio intends to invest (e.g., securities of large-capitalization companies for the AXA Tactical Manager 500 Portfolio).

Sonny Oh, Esq.

April 29, 2011

The Trust is not aware of any statute, rule or regulation, or any definitive SEC guidance, that defines the terms “investment objective” or “investment goal” for purposes of Form N-1A or that otherwise would preclude a fund from identifying in its investment objective or goal the types of securities in which it intends to invest. In addition, the Trust believes that the current investment objectives of the AXA Tactical Manager Portfolios are consistent with the common understanding of the term “investment objective,” which generally is considered to be the investment result that the fund seeks to achieve on behalf of its investors through a specified investment strategy, which may be securities-based, style-based or otherwise. The Trust also believes that including brief references to the types of securities in which each Portfolio will invest is consistent with the portion of Item 2 that allows a fund to identify its “type or category” because the relevant portion of each Portfolio’s investment objective tells investors that the particular Portfolio focuses on securities of large capitalization, mid-capitalization, small capitalization or international companies. Lastly, the Trust believes that the current investment objectives help investors better understand the differences between the Portfolios, which follow similar investment programs and differ primarily in their focus on different market sectors (large-capitalization, mid-capitalization, small-capitalization and international securities). The Trust believes that this approach is consistent with the guidance in General Instruction C.1.(b) of Form N-1A, which states that “[d]isclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.” Accordingly, the Trust has not made any changes in response to the staff’s comment.

b.

In the prospectuses for the EQ/International ETF Portfolio on page 27 and the ATM International Portfolio on page 31, the prospectus lists a number of indices in the investment objectives, but makes no mention of those indices in the strategies or performance sections. Please resolve this apparent inconsistency.

The Trust has revised the prospectuses for the AXA Tactical Manager International Portfolio and the ATM International Portfolio to include disclosure regarding the indices mentioned in each Portfolio’s investment objective. The staff’s comment also refers to the EQ/International ETF Portfolio. However, the investment objective for that Portfolio does not mention any indices. Accordingly, the Trust has not made any changes in the prospectus for that Portfolio in response to this comment.

5.	Fees and Expenses of the Portfolio

a.

For any Portfolio in any of the prospectuses that reflect a fee waiver and/or expense reimbursement, please confirm that the waiver will actually reduce the “Total Annual Portfolio Operating Expenses” shown in the applicable fee table. If not, please delete any information regarding a fee waiver and/or expense reimbursement from the fee table or provided in the footnotes as well as the reference to an “expense limitation” in the preamble to the example.

Sonny Oh, Esq.

April 29, 2011

As requested, the Trust has revised the fee table disclosure as necessary and confirms that, for each Portfolio that reflects a fee waiver and/or expense reimbursement in its fee table, the fee waiver and/or expense reimbursement will reduce the Portfolio’s total annual operating expenses shown in the fee table.

b.

For the funds that contain a fee waiver, please revise the net annual operating expenses line item to read “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement]” in accordance with Item 3, Instruction 3(e) of Form N-1A.

The Trust has made the requested revision, except that the Trust has substituted the word “Fund” with “Portfolio,” as that is the term used in the prospectuses to refer to each series of the Trust.

c.

Several Portfolios note significant investments in ETFs, but do not have an Acquired Fund Fees and Expenses line item in the fee table. To the extent that Acquired Fund Fees and Expenses exceed one basis point, please include the required line item (e.g., EQ/Large Cap Value PLUS Portfolio on page 83). See Item 3, Instruction 3(f) of Form N-1A.

The Trust has included the “Acquired Fund Fees and Expenses” line item in the fee table for those Portfolios that had such expenses in excess of one basis point during the last fiscal year, or are expected to have such expenses in excess of one basis point based on estimated expenses for the current fiscal year.

d.

Several Portfolios note that “Other Expenses” have been restated to reflect current fees. Some Portfolios also note that Acquired Fund Fees and Expenses are based on current fees. Please explain supplementally why these figures are being restated. If the figures are being restated because of a material change in Annual Fund Operating Expenses, the entire table should be revised to reflect current fees and the use of current fees should be described in a footnote to the fee table (e.g., EQ/Quality Bond PLUS Portfolio on page 83). See Item 3, Instruction D(ii) of Form N-1A.

Sonny Oh, Esq.

April 29, 2011

The “Other Expenses” line item in the fee tables for certain Portfolios has been restated in accordance with Item 3, Instructions 3(d)(ii) and (iii) of Form N-1A based on a reduction in the contractual administration fees for each such Portfolio that took effect during the last fiscal year. In response to the staff’s comment, the Trust has added an additional footnote reference to the “Total Annual Portfolio Operating Expenses” line item in the fee table of such Portfolios to reflect that this figure also has been restated based on the restatement of “Other Expenses.” The other line items in the fee tables for these Portfolios (e.g., “Management Fees” and “Distribution and/or Service (12b-1) Fees”) have not been restated (unless otherwise indicated) and there is no footnote indicating that they have been restated because there were no changes to such fees that require a restatement under Instructions 3(d)(ii) and (iii). In addition, the Trust has removed any footnotes stating that the Acquired Fund Fees and Expenses are based on current fees.

e.	On page 3 of the All Asset Allocation Portfolio prospectus, please clarify what value is being restated to reflect current fees (i.e., the footnote has no reference).

The Trust has deleted the referenced footnote as none of the expenses in the fee table have been restated.

f.

Please confirm supplementally that any expense reimbursements or fee waiver arrangements will be reflected only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue. See Item 3, Instruction 4(a) of Form N-1A.

The Trust confirms that any expense reimbursements or fee waiver arrangements for the Portfolios are reflected in the expense examples for the relevant Portfolios only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

g.

As the Portfolios are only reflecting one table in the expense example, please modify the narrative preceding the example to reflect that the table reflects expenses if you hold or redeem your shares of a Portfolio.

The Trust believes that the current narrative preceding the expense example complies with the requirements of Item 3 of Form N-1A and that the requested change is neither required nor permitted by Form N-1A. Accordingly, the Trust has not made any changes in response to the staff’s comment.

6.

Portfolio Turnover. For the ATM Core Bond Portfolio on page 35, please revise this section to disclose the period for which the information is provided. See Item 3, Instruction 5 of Form N-1A. Please apply the same to all other Portfolios with less than one fiscal year of performance.

Sonny Oh, Esq.

April 29, 2011

The Portfolio has made the requested change.

7.	Investments, Risk, and Performance — The Investment Strategies

a.

Please describe any investment strategies that correspond to any of the principal risks identified under “Principal Risks.” By way of example (though not exhaustive), for the following Portfolios, please note the absence of disclosure with respect to investment strategies corresponding to the following principal risks.

Master Prospectus

i.	EQ/AllianceBernstein Dynamic Wealth Strategies Portfolio on page 3: Portfolio Turnover Risk.

The current disclosure regarding the Portfolio’s investment strategy states that “[t]he Portfolio’s holdings may be frequently adjusted to reflect the Adviser’s assessment of changing risks, which could result in high portfolio turnover.” See the second full paragraph on page 4. Accordingly, the Trust has not made any changes in response to this comment.

ii.

EQ/AllianceBernstein Small Cap Growth Portfolio on page 7, EQ/Franklin Small Cap Value Core Portfolio on page 10, and EQ/Small Company Index Portfolio on page 117: Liquidity Risk (where risk disclosure should at least explain the circumstance under which this risk applies).

The Trust has removed Liquidity Risk from the risk/return summaries of the prospectuses for the referenced Portfolios.

iii.	EQ/Equity Growth PLUS Portfolio on page 37: Portfolio Turnover Risk.

The Trust has deleted Portfolio Turnover Risk from the Portfolio’s risk/return summary.

iv.

EQ/Global Multi-Sector Equity Portfolio on page 51: Leveraging Risk but only to extent that the current leverage disclosure toward end of first full paragraph on page 52 could be expanded (e.g., refer to added disclosure for Franklin Core Balanced Portfolio in first paragraph on page 42). Same comment applies to the EQ/International Value PLUS Portfolio (i.e., current leverage disclosure toward end of first paragraph on page 63 could be expanded).

Sonny Oh, Esq.

April 29, 2011

The Trust has expanded the investment strategy disclosure regarding leverage, as requested.

v.

EQ/International Equity Index Portfolio on page 59: Large-Cap Company, Mid-Cap Company, and Portfolio Turnover Risks. Please note that there should be at least a brief description of each index that makes up the composite index and that doing so will most likely address disclosure corresponding to the Large-Cap Company, Mid-Cap Company Risks.

The Trust has deleted Mid-Cap Company Risk and Portfolio Turnover Risk from, and added investment strategy disclosure corresponding to Large-Cap Company Risk to, the Portfolio’s risk/return summary.

vi.

EQ/International Value PLUS Portfolio on page 62: Mid-Cap Company and Portfolio Turnover Risks. For this Portfolio and the EQ/Intermediate Government Bond Index Portfolios on page 142, please also disclose that the use of the Indexed Allocated Portion is also known as an indexing strategy.

The Trust has added the requested indexing strategy disclosure. In addition, in response to the staff’s comment, the Trust has deleted Mid-Cap Company and Portfolio Turnover Risks from the EQ/International Value PLUS Portfolio’s risk/return summary.

vii.	EQ/JPMorgan Value Opportunities Portfolio on page 66: Foreign Securities Risk.

The Trust has added the requested investment strategy disclosure.

viii.	EQ/Core Bond Index Portfolio on page 135 and EQ/Global Bond PLUS Portfolio on page 138: Liquidity Risk.

The Trust has removed Liquidity Risk from the risk/return summaries for the referenced Portfolios.

Sonny Oh, Esq.

April 29, 2011

ix.	EQ/Intermediate Government Bond Index Portfolios on page 142: Investment Grade Securities, Mortgage-Backed and Asset-Backed Securities, Zero Coupon and Pay-in-Kind Securities Risks.

The Trust has deleted Mortgage-Backed and Asset-Backed Securities Risk and added investment strategy disclosure to the risk/return summary for this Portfolio to correspond with Zero Coupon and Pay-in-Kind Securities Risk. The Trust has not made any other changes as it believes that Investment Grade Securities Risk corresponds with the current investment strategy disclosure regarding the Portfolio’s investment in “all U.S. Treasury and agency securities.”

x.	EQ/PIMCO Ultra Short Bond Portfolio on page 148: Liquidity and Portfolio Turnover Risks.

The Trust has deleted Liquidity Risk from the Portfolio’s risk/return summary. The Trust has not made any other changes in response to the staff’s comment, and refers the staff to the current investment strategy disclosure that
“[t]he Portfolio may engage in active and frequent trading to achieve its investment objective.”

xi.	EQ/Quality Bond PLUS Portfolio on page 151: Leveraging, Liquidity, and Mortgage-Backed and Asset-Backed Securities Risks.

The Trust has added summary investment strategy disclosure to correspond with Leveraging and Mortgage-Backed and Asset-Backed Securities Risks. The Trust has retained Liquidity Risk because that risk represents a principal risk of certain Underlying Portfolios that, because of the investment strategy of the Portfolio’s Fund-of-Funds Portion, may represent a principal risk of the Portfolio.

EQ/Franklin Portfolio Prospectus

i.	Junk Bonds or Lower Rated Securities, Leveraging Liquidity, and Mid-Cap Company Risks.

The Trust has added corresponding investment strategy disclosure.

Strategic Portfolios Prospectus

i.	Derivatives and Investment Grade Securities Risks.

The Trust has added corresponding investment strategy disclosure.

Sonny Oh, Esq.

April 29, 2011

Tactical Manager Portfolios Prospectus

i.	AXA Tactical Manager 2000 Portfolio on page 19 and ATM Small Cap Portfolio on page 23: Liquidity Risk (where risk disclosure should at least explain the circumstance under which this risk applies).

The Trust has deleted Liquidity Risk from the referenced Portfolios’ risk/return summaries.

ii.	ATM Core Bond Portfolio on page 35 and ATM Government Bond Portfolio on page 39: Short Sales Risk.

Because the current investment strategy disclosure describes short selling, the Trust has not made any changes in response to the staff’s comment. See the first full paragraph on pages 36 and 40, respectively.

b.

For those Portfolios with a principal investment strategy to invest in derivatives (e.g., EQ/Equity Growth PLUS Portfolio on page 37 of the Master Prospectus), please disclose whether there are any applicable limits on such investments.

The Trust has added the requested disclosure.

c.

Whenever principal strategies specifically involve investing in large, mid or small cap companies, please define those terms when possible (e.g., the first paragraph of the section for the EQ/Oppenheimer Global Portfolio on page 114 of Master Prospectus).

The Trust has added the requested disclosure where appropriate.

d.

The first sentence under “80% Policies” on page 158 of the Master Prospectus explains that certain Portfolios will invest in a particular type of investment connoted by its name as previously requested by the staff. However, it also states that they may invest in a particular type of investment connoted by a Portfolio’s former name. Please supplementally identify those Portfolios that invest in a particular type of investment connoted by its former name and confirm with the staff that their current name does not connote a different type of investment. If any current names do connote a different type of investment, please explain to the staff the legal basis for not having reconciled the difference.

Sonny Oh, Esq.

April 29, 2011

The EQ/International Value PLUS Portfolio is the only Portfolio that has an 80% policy to invest in a particular type of investment connoted by its former name. The Portfolio’s 80% policy to invest in equity securities was adopted when it was formerly named the EQ/Putnam International Equity Portfolio, and the Portfolio has complied with the policy at all times since its adoption. The Portfolio’s current name does not fall within the scope of Rule 35d-1 and, therefore, the Portfolio has not been required to change its 80% policy.

e.

Please confirm that the prospectus for any Portfolio structured as a fund-of-funds (e.g., the prospectuses for the All Asset Portfolio and Strategic Portfolios) summarizes those strategies of the Underlying Portfolios that, in the aggregate, can be expected to be principal strategies of the fund-of-funds Portfolio. If not, please revise the prospectuses for these Portfolios accordingly.

The Trust has revised the prospectuses for the fund-of-funds Portfolios where appropriate and confirms that the prospectus for each such Portfolio summarizes the principal strategies of that Portfolio.

f.

With respect to the EQ/Global Multi-Sector Equity Portfolio on page 51, please move the discussion defining an emerging market security (between second and fourth paragraphs) to the back of the prospectus as part of the Item 9 disclosure. The cited disclosure appears to be provided for only this Portfolio and no others.

The referenced disclosure sets forth the principal criteria for determining in which “emerging market” securities the EQ/Global Multi-Sector Equity Portfolio may invest as part of its principal investment strategy. These criteria pertain only to that Portfolio and represent principal components of the Portfolio’s investment strategy. Accordingly, the Trust has not made any changes in response to the staff’s comment.

8.	Investments, Risk, and Performance - Principal Risks

a.

For each Portfolio, please describe any risks that correspond to any of the principal investment strategies identified under “Principal Investment Strategies of the Portfolio.” By way of example (though not exhaustive), for the following Portfolios, please note the absence of disclosure with respect to risks corresponding to principal investment strategies in the following types of investments.

Sonny Oh, Esq.

April 29, 2011

Master Prospectus

i.

EQ/AllianceBernstein Dynamic Wealth Strategies Portfolio on page 3: Small/Mid/Large Cap Companies, Components of Derivatives (see first sentence of second full paragraph on page 4), and repurchase agreements. Note that, if requested derivatives risk disclosure is not provided as Item 4(b) disclosure, then it should appear as Item 9(c) disclosure.

In response to the staff’s comment, the Trust has deleted the reference to repurchase agreements from, and added Large-Cap, Mid-Cap and Small-Cap Company Risks to, the Portfolio’s risk/return summary. In addition, the Trust has added investment strategy disclosure to clarify that, although the Portfolio may utilize a range of derivative instruments, the Portfolio is expected to invest primarily in exchange-traded futures and options contracts on securities indices. Given the nature of such instruments, the Trust believes that the current Item 4(b) and Item 9(c) disclosure adequately discloses the principal risks associated with the Portfolio’s investments “taken as a whole” and appropriately reflects the Portfolio’s “anticipated derivatives usage.” See Barry Miller Letter at page 5. The Trust notes that the SAI provides more detailed information regarding other derivative instruments. Therefore, the Trust has not made any changes in response to this part of the staff’s comment.

ii.

EQ/Franklin Small Cap Value Core Portfolio on page 10: Convertible Securities and Components of Derivatives (see last paragraph on page 10). Note that, if requested derivatives risk disclosure is not provided as Item 4(b) disclosure, then it should appear as Item 9(c) disclosure.

In response to the staff’s comment, the Trust has removed references to convertible securities from the Portfolio’s investment strategy disclosure. With respect to the Portfolio’s derivatives risk disclosure, the Trust refers the staff to its response to Comment 8(a)(i).

iii.	EQ/Calvert Socially Responsible Portfolio on page 20: confirm accuracy of deletion of Investment Style Risk (“growth” style).

The Trust confirms the accuracy of the deletion of Investment Style Risk.

Sonny Oh, Esq.

April 29, 2011

iv.	EQ/Davis New York Venture Portfolio on page 32: “in companies of any size” and non-equity securities.

The Trust has deleted the referenced disclosure.

v.

EQ/Equity 500 Index Portfolio on page 35; EQ/Large Cap Growth Index Portfolio on page 73; EQ/Mid Cap Index Portfolio on page 96; and EQ/Small Company Index Portfolio on page 117: Confirm accuracy of deletion of Derivatives Risk.

The Trust confirms the accuracy of the deletion of Derivatives Risk.

vi.	EQ/Lord Abbett Large Cap Core Portfolio on page 90; EQ/Morgan Stanley Mid Cap Growth Portfolio on page 106; and EQ/T. Rowe Price Growth Stock Portfolio on page 120: Convertible Securities.

The Trust has deleted the referenced disclosure.

vii.

EQ/Montag & Caldwell Growth on page 103: Investment Style Risk. Although Investment Style Risk is included as a principal risk, it lacks the specificity required. For example, please compare the disclosure on page 104 with the corresponding disclosure for the EQ/AllianceBernstein Small Cap Growth Portfolio on page 7 where the general description of investment style risk also includes details specific to “growth” style.

The Trust has made the requested change.

viii.	EQ/Mutual Large Cap Equity Portfolio on page 109: Investment Style Risk (Value-Oriented Stocks), and Currency Exchange and Futures Contracts.

The Portfolio does not have a principal strategy to invest in value-oriented stocks, and therefore the Trust has not made any changes in response to this comment. In addition, the Trust believes that the current derivatives disclosure adequately summarizes the risks associated with currency exchange and futures contracts. See the Trust’s response to Comment 8(a)(i).

ix.	EQ/Core Bond Index Portfolio on page 135: Government vs. Corporate vs. Agency Debt, and Derivative/Futures.

Sonny Oh, Esq.

April 29, 2011

The Trust believes that the current risk disclosure (e.g., the descriptions of Credit Risk, Interest Rate Risk and Investment Grade Securities Risk) adequately summarizes the risks associated with the different types of debt instruments in which the Portfolio may invest, and therefore the Trust has not made any changes in response to this comment. However, in response to the staff’s comment, the Trust has added disclosure to Credit Risk in “More about Investment Strategies, Risks and Benchmarks” section of the prospectus to more specifically address risks associated with government and agency debt instruments. With respect to the Portfolio’s derivatives risk disclosure, the Trust refers the staff to its response to Comment 8(a)(i).

x.	EQ/Global Bond PLUS Portfolio on page 138: Government, Corporate and Supranational Agency Bonds.

The Trust refers the staff to the response to Comment 8(a)(ix). In addition, the Trust notes that the current Foreign Securities Risk disclosure addresses additional risks that may be associated with supranational agency bonds.

xi.	EQ/PIMCO Ultra Short Bond Portfolio on page 148: Use of leverage with derivatives and repurchase and reverse repurchase agreements.

The Trust has added Leveraging Risk to, and deleted references to repurchase and reverse repurchase agreements from, the Portfolio’s risk/return summary.

xii.	EQ/Quality Bond PLUS Portfolio on page 151: Below Investment Grade Securities. Please also disclose under summary of principal strategies that such securities are also known as “junk” bonds.

The Portfolio does not have a principal strategy of investing in below investment grade securities, and therefore the Trust has not made any changes in response to this comment.

All Asset Prospectus

i.	High Yield Bonds. Please also disclose under summary of principal strategies that such securities are also known as “junk” bonds.

The Trust has added the requested disclosure.

Sonny Oh, Esq.

April 29, 2011

Strategic Portfolios Prospectus

i.	Junk Bonds.

The Trust has added the requested disclosure.

All Asset and Strategic Portfolios Prospectuses

i.

The prospectuses for the All Asset Portfolio and Strategic Portfolios primarily summarizes the principal risks of a Portfolio by stating that the Portfolio is subject to the risks of the Underlying Portfolio and stating some of those risks by example. However, the prospectus for any Portfolio structured as a fund-of-funds must summarize those principal risks of the Underlying Portfolios that, because of what can be expected to be the principal strategies of that fund-of-funds Portfolio, can be expected to be principal risks of that fund-of-funds. Therefore, please revise the prospectus for these Portfolios accordingly. As an example of one approach, the summary of principal risks could provide a summary of each principal risk associated with each asset category (or class) provided after the first paragraph under “Principal Investment Strategies of the Portfolio” as required by Item 4(c) and then provide a fuller discussion of the risk as Item 9(b) disclosure.

The Trust is not aware of any specific provision in Form N-1A that would require the disclosure requested by the staff. Item 4(c) of Form N-1A, in relevant part, requires a fund to summarize how the fund (not the underlying funds in a fund of funds arrangement) intends to achieve its investment objectives. The Trust believes that the current summary disclosure regarding the Portfolio’s principal risks satisfies this requirement. The Trust notes that the Item 9 disclosure provides information regarding additional risks to which the Underlying Portfolios may be subject.

EQ/Franklin Portfolio

i.

If the EQ/Franklin Portfolio invests primarily in three “Franklin Templeton Underlying Portfolios,” then the staff would expect that a summary of the principal risks would consist of all the principal risks identified in the principal risk summaries of each Portfolio. In its present form, the disclosure does not do so (e.g., page 45 of the Master Prospectus summarizes Convertible Securities and Derivatives Risks for the EQ/Franklin Core Balanced Portfolio). Please revise the existing disclosure accordingly.

Sonny Oh, Esq.

April 29, 2011

The Trust is not aware of any requirement in Form N-1A that expressly requires the disclosure requested by the staff. However, the Trust has revised the disclosure as requested.

Tactical Portfolios

i.	Large-capitalization companies (for 500 series), mid-capitalization companies (for 400 series), and small-capitalization companies (for 2000 series).

The current prospectus includes the requested risk disclosure, and therefore the Trust has not made any changes in response to this comment. See pages 4, 8, 12, 16, 20 and 24.

b.

Some of the Portfolios describe Affiliated Portfolio Risk (e.g., All Asset Allocation Portfolio and AXA Strategic Allocation Portfolios – some as Item 4 and 9 disclosure, and others only as Item 9 Disclosure). With respect to this risk:

i.

Please explain how investment decisions taken by the Manager in its capacity as adviser to the fund-of-funds Portfolio and to each of the Underlying Portfolios for the benefit of certain of those Underlying Portfolios is consistent with Section 17(d) of the 1940 Act.

The Manager’s selection of Underlying Portfolios for the fund-of-funds Portfolios is implemented in accordance with the applicable fund-of-funds Portfolio’s investment objective, principal investment policies and investment strategies disclosed in the prospectuses for the fund-of-funds Portfolios, and, contrary to the staff’s comment, is not implemented specifically or primarily for the benefit of any Underlying Portfolio. The Trust believes that an investment process that is implemented in this manner does not constitute a “joint arrangement” under Section 17(d) of the 1940 Act or Rule 17d-1 thereunder. In addition, the Trust is not aware of any precedent in which the SEC or its staff has taken the position that an investment adviser’s selection of underlying funds for a fund-of-funds portfolio, which is a very common structure in the mutual fund industry, raises issues under these provisions.

Sonny Oh, Esq.

April 29, 2011

ii.

As a disclosure matter, please clarify the extent to which the board of directors for the fund-of-funds Portfolio monitors the activities of the Manager to ensure actions taken for the benefit of certain Underlying Portfolios do not conflict with its obligations as adviser to the fund-of-funds Portfolio (may be provided in SAI).

The Trust does not believe that Form N-1A requires the disclosure requested by the staff. In addition, the Trust believes that disclosure regarding monitoring procedures with respect to individual Portfolios would be confusing to investors and would add unnecessary length to the Portfolios’ disclosure documents. Accordingly, the Trust has not made any changes in response to the staff’s comment.

However, in response to the staff’s comment, the Trust notes supplementally that the Board reviews, among other things, detailed performance reports for the fund-of-funds Portfolios at each regular Board meeting that compares the performance of such Portfolios to benchmarks and peers to ensure that the investment program for the fund-of-funds Portfolios is being implemented in a manner that meets expectations and is consistent with each such Portfolio’s investment mandate. In addition, the Board meets periodically with the portfolio managers for the Portfolios to review the investment process and holdings for the Portfolios to ensure that the process is consistent with each Portfolio’s investment objectives, policies and strategies.

iii.

Please also disclose, to the extent applicable, that in addition to investing in Underlying Portfolios that might have higher fees, the Manager’s obligations with respect to Underlying Portfolio fee waivers and reimbursement arrangements may also influence allocation decisions (may be provided in SAI).

The Trust believes that the current disclosure addresses the staff’s comment and, therefore, has not made any changes in response to this comment.

iv.

Furthermore, please include disclosure in the prospectus for each of the Underlying Portfolios that assets are subject to the potential for large outflows at the discretion of the Manager to the funds-of-funds Portfolio investing in that Underlying Portfolio, which could result in an unexpected increase in the Underlying Portfolio’s expense ratio and/or transaction costs.

Sonny Oh, Esq.

April 29, 2011

The Trust has made the requested change.

c.

The objectives for the Tactical Manger Portfolios list short selling securities, but short selling is not listed as a principal strategy or principal risks for many of these Portfolios. Please resolve this apparent inconsistency.

Each Tactical Manager Portfolio’s risk/return summary currently discloses short selling as a principal strategy; however, in response to the staff’s comment, the Trust has added short sales risk to each risk/return summary.

d.

At the end of the preamble to the principal risks summary for each Portfolio in each prospectus, please delete the cross-reference to the fuller discussion of risks since this disclosure is neither required nor permitted by Form N-1A.

The Trust has made the requested change.

9.	Investments, Risk, and Performance – Risk/Return Bar: Chart and Table

a.

For the EQ/Franklin Core Balanced Portfolio on page 43 (and all other applicable Portfolios) that have a new secondary benchmark, please be more specific as to why it was chosen over the old benchmark. See Instruction 2(b) to Item 4 of Form N-1A.

The Trust has not made any changes in response to the staff’s comment because the Trust does not believe that more specific disclosure is required by Instruction 2(b) to Item 4 of Form N-1A.

b.

For the EQ/International Equity Index Portfolio on page 59 and the EQ/Franklin Portfolio, please describe their respective old benchmarks and new benchmark in more detail. See Instruction 2(c) to Item 4 of Form N-1A.

The Trust has not made any changes in response to the staff’s comment because the Trust does not believe that more specific disclosure is required by Instruction 2(c) to Item 4 of Form N-1A.

c.

For the EQ/Calvert Socially Responsible Portfolio, please explain supplementally the appropriateness of using an index that stresses growth when the Portfolio’s strategies do not describe an intent to focus on growth stocks.

Although the Portfolio does not focus on growth stocks, its portfolio is constructed utilizing models including growth models, as disclosed in the prospectus. See “Principal Investment Strategy – Investment Criteria.” Thus, the Russell 1000 Growth Index closely reflects the sectors in which the Portfolio invests and, therefore, the Trust believes the index is an appropriate benchmark for the Portfolio.

Sonny Oh, Esq.

April 29, 2011

d.	For the Portfolios that reflect new and old benchmarks in the average annual total returns table, please list the new benchmark first.

The Trust has made the requested change.

e.

Many Portfolios appear to use custom indices in their performance presentation. Please confirm the appropriateness of using such custom indices as a broad-based index (e.g., EQ/International Value PLUS Portfolio). See Item 27(b)(7), Instruction 5 of Form N-1A.

The Trust has revised the performance presentation for each relevant Portfolio to clarify that the Portfolio does not use a custom index as its primary benchmark.

f.

For the EQ/International Value PLUS Portfolio, if both benchmarks are primary benchmarks, please remove the last sentence of the performance preamble. If one of the two benchmarks is a secondary index, please limit the discussion to a description of the secondary index. See Item 4, Instruction 2(b) of Form N-1A.

The Trust has made the requested change.

g.

For the EQ/Lord Abbett Growth and Income Portfolio and EQ/Van Kampen Comstock Portfolio, please explain supplementally the appropriateness of using an index that stresses value when the Portfolio’s strategies relate to growth and income (i.e., would not the Russell 1000 Growth Index be a more suitable choice?).

The Trust notes that the current description of each Portfolio’s principal investment strategies discloses that each Portfolio’s Adviser will utilize a value style of investing. Accordingly, the Trust has not made any changes in response to this comment.

h.

For the EQ/PIMCO Ultra Short Bond Portfolio, please include the full name of the index in the Annual Average Total Returns table. Please also confirm supplementally that the index is in fact a securities index.

Sonny Oh, Esq.

April 29, 2011

In response to the staff’s comment, the Trust has added the Bank of America Merrill Lynch 3-Month Treasury Bill Index to the table of Average Annual Total Returns. The Trust also has included the full name of the Bank of America 3-month Libor Index.

i.	For the EQ/Franklin Templeton Allocation Portfolio, please clarify which are the new and which are the old indices.

The Trust has deleted the last sentence of the preamble, which was erroneously included in the Post-Effective Amendment, to clarify that there has not been any change to the Portfolio’s benchmarks and, therefore, there is no “new” or “old” index.

10.	Who Manages the Portfolio

a.

Please confirm that the start dates for all portfolio managers are accurate. For example, the start dates for Kurt Schansinger and Carrie King are, respectively, January 2008 and May 2008 as provided on page 16 for the EQ/BlackRock Basic Value Equity Portfolio of the Master Prospectus. However, in Post-Effective Amendment No. 73, the years were 2009.

The Trust has revised the disclosure and confirms that the start dates for all portfolio managers, as revised, are accurate.

b.

Please delete the preamble preceding the identification of the portfolio managers for the Manager as additional information about the Manager that is not specifically required or permitted by Item 5 should not be provided (e.g., page 12 of Master Prospectus and page 5 of Tactical Portfolios prospectus).

The Trust has made the requested change.

c.

Many of the Portfolios state that the sub-advisers run the day to day management of the Portfolio, but include the portfolio managers of the Manager in the Item 5 disclosure. If the Manager is not responsible for the day-to-day management of the Portfolio (as the preamble suggests), please remove the Manager’s listing of its portfolio managers. See Item 5(b) of Form N-1A.

The Trust has deleted the preamble disclosure and confirms that the Manager and any of its portfolio managers who are listed in the Item 5 disclosure are responsible for the day-to-day management of the relevant Portfolio.

Sonny Oh, Esq.

April 29, 2011

11.	Item 9 Disclosure Regarding Principal Strategies and Risks (“More about Investment Strategies and Risks etc.”)

a.

Please revise the disclosure under “Changes in Investment Objectives and Principal Investment Strategies” in each prospectus so that it specifically identifies each Portfolio that has an investment objective that may be changed without shareholder approval (e.g., compare page 158 of the Master Prospectus (appears to state that all objectives are not fundamental) and page 7 of All Asset Portfolio prospectus (appears to state that some objectives may be fundamental and require shareholder approval)). See Item 9(a) of Form N-1A.

In response to the staff’s comment, the Trust has revised the disclosure to clarify that each Portfolio has an investment objective that may be changed without shareholder approval.

b.

When more fully discussing investment strategies, please clearly identify them as principal or non-principal, and when principal investment strategies are discussed, please identify the Portfolios in all the prospectuses to which any principal investment strategy applies should be specified. For example, beginning on page 159 of the Master Prospectus, it is not clear which investment strategies under “Additional Strategies” are actually principal and which are non-principal as the first paragraph refers to descriptions of both.

The Trust does not believe that Item 9 or the General Instructions of Form N-1A require the Trust to specifically identify those strategies and risks that are principal and those that are not principal in the section entitled “More Information on Strategies, Risks and Benchmarks.” In particular, General Instruction C.3(b) allows the Trust to include in its registration statement disclosure that is not otherwise required by Item 9 (i.e. information regarding its non-principal strategies and risks), but it does not require that any such voluntary disclosure be specifically distinguished from required disclosure. General Instruction C.3(b) solely requires that voluntary disclosure does not obscure or impede required disclosure. The Trust believes that the current disclosure is consistent with this requirement because the section “More Information on Strategies, Risks and Benchmarks – Strategies” and “ – Risks” states that this section includes information regarding principal and non-principal strategies and risks and cross-references the disclosure in “About the Investment Portfolio – Principal Investment Strategy” and “–Principal Risks,” which identifies the principal strategies and risks of each Portfolio.

Sonny Oh, Esq.

April 29, 2011

c.

The first (or third for All Asset Portfolio prospectus) paragraph under “Risks” in each prospectus states: “Some of the risks of investing in the Portfolio are discussed below, including principal risks ....” Please revise each “Risk” section of each prospectus to ensure that the discussion of principal risks in response to Item 9 precedes any discussion of non-principal risks and that the discussion clearly distinguishes between the two. Item 9(c) and General Instruction C.3.b. In doing so, please note that risk disclosure provided under this section should be in summary form as required by Item 4(c). Therefore, when possible, please revise the summary descriptions of each principal risk in order to better comply with the Item requirement. The staff recognizes that summaries of certain risks may vary only slightly or not at all due to the inherent brevity of their full descriptions (for example, the summary of Large Cap Company Risk on page 111 and its fuller description on page 167 of the Master Prospectus). However, in other instances, it appears that the summary of the principal risk disclosure provided under Item 4(b) appears to attempt to fulfill or exceed the disclosure requirements of Item 9(b) (e.g., compare description of Foreign Securities Risk on page 124 with that provided on page 160 of Master Prospectus) or could be revised to better comply with the requirement that it be in summary form. In all cases, please note that the staff expects that a summary description of a principal risk (Item 4(b)) and fuller discussion of the principal risk (Item 9(c)) can be provided in every instance. Therefore, please confirm that all principal risks provided in the risk summary are reflected in the fuller discussion of risks accordingly.

The Trust refers the staff to its response to Comment 11(b). The Trust has reviewed and, to the extent appropriate, revised the disclosure to ensure that each risk summarized in “About the Investment Portfolio – Principal Investment Strategy” and “– Principal Risks” is included and more fully described in the section “More Information on Strategies, Risks and Benchmarks – Strategies” and “– Risks.” The Trust notes that the referenced description of foreign securities on page 160 of the Master Prospectus is a fuller description of the use of foreign securities as an investment strategy; the risk disclosure for foreign securities currently is provided on page 165.

d.	As to each principal investment strategy and risk discussed, please identify the Portfolios in all the prospectuses to which any principal investment strategy or risk applies.

The Trust believes that this information is clear from the risk/return summary for each Portfolio, and does not believe that further changes are required by Form N-1A.

Sonny Oh, Esq.

April 29, 2011

12.	Information Regarding the [Underlying Portfolios and/or Underlying ETFs]

a.	Please add the substance of the preamble to the table for this section on page 170 of the Master Prospectus to the preamble to the table for this section in the next four prospectuses.

The requested disclosure currently appears in each prospectus, and therefore the Trust has not made any changes in response to this comment. See pages 7 and 9 of the All Asset Allocation prospectus; pages 3, 7, and 18 of the Franklin Templeton prospectus; pages 3 and 6 of the International ETF prospectus; and, to the extent applicable, “Affiliated Portfolio Risk” in the prospectuses.

b.

For the first five prospectuses, for any fund-of-funds Portfolios that invest in Underlying Portfolios and/or Underlying ETFs beyond the limits of the 1940 Act, please provide an explanation for the basis that allows the Portfolio to invest in Underlying Portfolio beyond the limits of the 1940 Act.

The Trust has made the requested change.

13.	Legal Proceedings.

For each prospectus, please confirm that the legal proceedings disclosure is current and accurate (e.g., page 185 of Master Prospectus, page 18 of All Asset Portfolio prospectus, and page 57 of Tactical Manager Portfolios prospectus) or has appropriately been not provided (e.g. remaining prospectuses).

The Trust confirms that the legal proceedings disclosure is current and accurate or appropriately has not been provided.

14.

Please confirm the accuracy of the first paragraph under “Portfolio Distribution Arrangements” on pages 188, 38, 19, 25 and 58 of each respective prospectus with respect to the maximum 12b-l fee as disclosure in same sections of last post-effective amendment indicated otherwise as follows: “The maximum distribution and/or service (l2b-l) fee for each Portfolio’s Class B shares is 0.50% of the average daily net assets attributable to Class B shares. Under an arrangement approved by the Trust’s Board of Trustees, the distribution and/or service (12b-l) fee currently is limited to 0.25% of each Portfolio’s average daily net assets attributable to Class B shares. This arrangement will be in effect at least until April 30, 2011.” (Emphasis added). Moreover, please note the absence of a “Portfolio Distribution Arrangements” section in the prospectus for the Strategic Portfolios.

Sonny Oh, Esq.

April 29, 2011

The Trust confirms the accuracy of the disclosure. The Trust also notes that information regarding the Portfolio distribution arrangements for the Strategic Portfolios currently is disclosed in the sections “Portfolio Services – Buying and Selling Shares” and “– Additional Information – Compensation to Securities Dealers” of the prospectus for those Portfolios.

STATEMENT OF ADDITIONAL INFORMATION

15.

In the “Description of the Trust” on page 2, please disclose which Portfolios are diversified as required by Item 16(a) (e.g., for the Tactical Portfolios, note that the risk summary for all but the ATM Core Bond and ATM Government Bond Portfolios lists Non-Diversification Risk). For those that are not, please provide the disclosure required by Item 4(b)(l)(iv) where appropriate in the applicable prospectus.

The Trust has made the requested change.

16.

Please confirm with the staff whether shares of any fund-of-funds Portfolios are sold to other trusts and, if applicable, the legal basis for such a three tier structure (e.g., the statement of additional information (“SAI”) for the Master Prospectus covers the All Asset and EQ/Franklin Portfolios, and item iii of the second to last paragraph on page 4 of the SAI states that all Portfolios may be sold to other series of the Trust and AXA Premier VIP Trust).

Shares of the Trust’s fund-of-funds Portfolios that rely on the exemption provided by Section 12(d)(1)(G) of the 1940 Act are not sold to other portfolios. The Trust has revised the disclosure under “Description of the Trust” to clarify that the shares of the Portfolios are sold to other portfolios only to the extent permissible by applicable law.

17.

In the last post-effective amendment, the staff requested that the SAI disclose the number of meetings held in the past fiscal year by the Valuation Committee under “Committees of the Board” on, for example, page 55 of the SAI to the Master Prospectus. In response, the Trust stated the following: “The Trust has not made any changes in response to this comment. The Valuation Committee is not a board committee and, therefore, the Trust does not believe the requested disclosure is required by Form N-1A.” However, please reconcile the deletion of any disclosure describing the members and function of the committee with the reference to the committee that was retained in the paragraph on page 55 immediately preceding the “Committees of the Board” caption. Even if the Valuation Committee is not considered a board committee, the staff would have continued to expect a description of it given the reference to it on page 55.

Sonny Oh, Esq.

April 29, 2011

The SAI currently includes disclosure regarding the Valuation Committee on page 92. In response to the staff’s comment, the Trust has added a cross-reference to this disclosure to page 55.

18.	Please disclose the basis for how advisory fees are calculated (i.e., fee percentage). Item 19(a)(3) of Form N-1A.

The Trust has not made the requested change because it does not believe that such disclosure is required by Form N-1A. In particular, the Trust notes that Item 19(a)(3) requires, in pertinent part, that funds disclose the “method of calculating the advisory fee payable by the Fund” and the “total dollar amounts that the Fund paid to the adviser” (emphasis added). The fees payable to the Advisers are not payable by any Portfolio, but rather by the Manager pursuant to Investment Advisory Agreements between the Manager and the Advisers (the “Agreements”). The Trust is not a party to the Agreements and is not obligated under the Agreements to make any payments to the Advisers. Accordingly, the Trust has not included disclosure regarding the fee payable to the Advisers by the Manager. The Trust notes that all of the prospectuses and SAIs disclose that the Advisers are paid by the Manager. The Trust does not believe that any further disclosure is required in the SAI by Item 19(a)(3).

In addition to not being required by Form N-1A, the Trust does not believe that the requested disclosure is material to investors. The Trust notes that the Portfolio will not be responsible for paying the advisory fees to the Adviser and such fees will be paid out of the management fees, which are disclosed in the Prospectus.

19.	Please confirm compliance with Item 25(b) of Form N-1A, including the proper format of the compensation table to be provided, and disclose the location of such disclosure to the staff.

The Trust confirms compliance with Item 25(b). The Trust currently discloses on pages 75, 21 and 58 of the Master, Strategic Allocation and Tactical Manager SAIs, respectively, the distribution fee paid by the Portfolios to each of the Trust’s Distributors, individually and in the aggregate. Except for that fee, the Trust’s Distributors do not receive commissions, compensation on redemptions and purchases, brokerage commissions or any other compensation that is required to be disclosed in response to Item 25(b).

Sonny Oh, Esq.

April 29, 2011

20.	Portfolio Turnover

Please explain any significant variation in any Portfolio’s portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year. See Item 16(e) of Form N-1A.

The SAI currently includes the requested disclosure on page 50. However, in response to the staff’s comment, the Trust has added a cross-reference to the portfolio turnover information, including the Portfolios’ turnover rates for the two most recently completed fiscal years, disclosed in the Portfolios’ prospectuses.

21.	Disclosure of Portfolio Holdings

To the extent that a Portfolio discloses portfolio holdings information before it is publicly available, the Portfolio has disclosed the recipients of such information. Please disclose the length of the lag, if any, between the date of the information and the date on which the information is disclosed to each recipient. See Item 16(f)(1)(iii) and 16(f)(2) of Form N-1A.

The Trust notes that the requested disclosure currently is provided in each SAI with respect to certain of the Portfolios’ service providers and other organizations. See the third paragraph under “Portfolios Holdings Disclosure Policy” in each SAI. In response to the staff’s comment, the Trust has added disclosure to clarify that the portfolio holdings information disclosed to certain third parties is current (i.e. there is no lag in the date of the information and the date on which the information is disclosed to such third parties). See the second paragraph under “Portfolios Holdings Disclosure Policy” in each SAI.

MISCELLANEOUS

22.

Please provide “Tandy” representations and a response letter in the form of an EDGAR correspondence; however, please provide responses to comments 1-3, 5, 14, and 16 prior to the effective date of the filing.

A letter responding to Comments 1-3, 5, 14 and 16 was provided to the staff on April 8, 2011. A “Tandy” letter was filed on April 28, 2011 in the form of an EDGAR correspondence with Post-Effective Amendment No. 79. This response letter is being filed in the form of EDGAR correspondence.

*        *        *         *

Sonny Oh, Esq.

April 29, 2011

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.
Andrea Ottomanelli Magovern, Esq.
Sarah E. Connolly, Esq.
K&L Gates LLP